Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Jefferies LLC

520 Madison Avenue

New York, New York 10022

June 8, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	LifeStance Health Group, Inc.
Registration Statement on Form S-1
File No. 333-256202

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of LifeStance Health Group, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 3:30 p.m., Eastern Time, on June 9, 2021, or as soon thereafter as is practicable, or at such other time as the Company or its outside counsel, Ropes & Gray LLP, request by telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, advise you that approximately 3,833 copies of the preliminary prospectus dated June 8, 2021, included in the above-named Registration Statement, were distributed to prospective underwriters and dealers, institutional investors and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

* * *

Very truly yours, Acting severally on behalf of themselves and the several underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Chris Rigoli
Name: Chris Rigoli
Title: Vice President

GOLDMAN SACHS & CO. LLC

By:	/s/ Elizabeth Wood
Name: Elizabeth Wood
Title: Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Alejandra Fernandez
Name: Alejandra Fernandez
Title: Executive Director

JEFFERIES LLC

By:	/s/ Mike Bauer
Name: Mike Bauer
Title: Managing Director

[Signature Page – Acceleration Request]